Mail Stop 4561

August 23, 2007

VIA U.S. MAIL AND FAX (303) 300-3276

Mr. David R. Robertson
President and Chief Executive Officer
Real Estate Associates Limited I-VII
55 Beattie Place, PO Box 1089
Greenville, SC 29602

> **Re:** **Real Estate Associates Limited I-VII**
> **Forms 10-KSB for the years ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-09262**
> **Filed April 2, 2007**
> **File No. 000-09782**
> **Filed April 3, 2007**
> **File No. 000-10673**
> **Filed April 13, 2007**
> **File No. 000-12439**
> **Filed April 3, 2007**
> **File No. 000-12438**
> **Filed April 16, 2007**
> **File No. 000-13112**
> **Filed April 16, 2007**
> **File No. 000-13810**

Dear Mr. Robertson:

We have completed our review of your Form 10-K and do not, at this time, have any further comments.

Sincerely,

Daniel L. Gordon
Branch Chief